Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-249779
Prospectus Supplement No. 4
(to prospectus dated March 29, 2021)

633,750,000 Shares of Class A Common Stock
24,500,000 Warrants to Purchase Class A Common Stock
This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 29, 2021 (as amended or supplemented through the date hereof, the “Prospectus”), related to: (1) (a) 415,700,000 shares of Class A common stock, issued in connection with the Mergers, (b) 132,050,000 shares of Class A common stock issued in connection with the Common PIPE Investment, (c) 27,500,000 shares of Class A common stock issued upon the conversion of Churchill’s Class B common stock in connection with the Transactions and (d) 58,500,000 shares of our Class A common stock that may be issued upon exercise of the Public Warrants, Private Placement Warrants, Working Capital Warrants and PIPE Warrants and (2) the offer and sale from time to time by the Selling Securityholders named in the Prospectus, or their permitted transferees, of (a) up to 576,882,592 shares of our Class A common stock (which includes up to 31,000,000 shares of Class A common stock issuable upon the exercise of outstanding warrants) and (b) up to 24,500,000 warrants representing the Private Placement Warrants and Working Capital Warrants, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on August 18, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.
Our Class A common stock is listed on The New York Stock Exchange under the symbol “MPLN.” On August 17, 2021, the last reported sale price of our Class A common stock on The New York Stock Exchange was $6.07 per share.
Investing in our Class A common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 21 of the Prospectus.
Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 18, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):
August 17, 2021

MultiPlan Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-39228	84-3536151
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

115 Fifth Avenue
New York, New York 10003
(212) 780-2000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of Class A Common Stock, $0.0001 par value per share	MPLN	New York Stock Exchange
Warrants	MPLN.WS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.
The information regarding the Purchase Agreement (as defined below) set forth under Item 8.01 of this Report on Form 8-K (this “Report”) is hereby incorporated by reference in this Item 1.01.
Item 8.01 Other Events.
On August 17, 2021, MultiPlan Corporation (“MultiPlan” or the “Company”) issued a press release announcing the pricing of the offering of $1.05 billion in aggregate principal amount of 5.50% senior secured notes due 2028 (the “Notes”) to be issued by the Company’s indirect wholly owned subsidiary, MPH Acquisition Holdings LLC (the “Issuer”). The offering size was increased by $275.0 million compared to the previously announced offering size of $775.0 million. The Notes are expected to be guaranteed on a full and unconditional basis by each of the Issuer’s wholly owned domestic restricted subsidiaries that guarantees the Issuer’s new senior secured credit facilities, and the Notes and such guarantees will be secured on an equal and ratable basis by the collateral that will secure such new senior secured credit facilities. The offering of the Notes is expected to close on August 24, 2021, subject to closing conditions.
The Notes will be sold to the initial purchasers thereof pursuant to the purchase agreement, dated August 17, 2021 (the “Purchase Agreement”), among the Issuer, the guarantors named therein and Goldman Sachs & Co. LLC, as representative of the several initial purchasers named therein. The foregoing description is qualified in its entirety by the terms of the Purchase Agreement, which is attached to this Report as Exhibit 10.1 and is incorporated herein by reference.
The Issuer will use the net proceeds from the offering of the Notes and borrowings under its new $1,325.0 million senior secured term loan facility (i) to repay all of its indebtedness under its existing senior term loan facility and (ii) to pay fees and expenses in connection therewith.
A copy of the related press release is attached to this Report as Exhibit 99.1 and is incorporated herein by reference.
The Notes and related guarantees are being offered only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States, only to non-U.S. investors pursuant to Regulation S. The Notes will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.
Neither this Report nor the press release attached hereto as Exhibit 99.1 shall constitute an offer to sell or a solicitation of an offer to buy the securities described above, and neither this Report nor the press release attached hereto as Exhibit 99.1 shall constitute an offer, solicitation or sale in any jurisdiction in which such an offer, solicitation or sale would be unlawful.
FORWARD-LOOKING STATEMENTS
This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act of 1934, as amended. These statements often include words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “project,” “forecast,” “estimates,” “targets,” “projections,” “should,” “could,” “would,” “may,” “might,” “will,” and other similar expressions relating to the closing of the offering of the Notes, borrowings under the new credit facility and the anticipated use of proceeds therefrom. Such forward-looking statements, including those related to the offering, refinancing the Issuer’s indebtedness, and the use of proceeds are based on current expectations that are subject to known and unknown risks and uncertainties.
Factors that may impact such forward-looking statements include the factors discussed under “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, as such risk factors may be updated from time to time in the Company’s periodic and other filings with the SEC. The Company’s periodic and other filings are accessible on the SEC’s website at www.sec.gov. You should not rely upon forward-looking statements as predictions of future events. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Except as required by applicable law, the Company undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this news release to conform these statements to actual results or to changes in our expectations.
Item 9.01 Financial Statements and Exhibits.
 (d) Exhibits
The following exhibits are included in this Form 8-K:

10.1	Purchase Agreement, dated August 17, 2021, among MPH Acquisition Holdings LLC, the guarantors named therein and Goldman Sachs & Co. LLC., as representative of the several initial purchasers named therein
99.1	Press Release, dated August 17, 2021, of MultiPlan Corporation
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document).

EXHIBIT INDEX

Exhibit
Number	Description

10.1	Purchase Agreement, dated August 17, 2021, among MPH Acquisition Holdings LLC, the guarantors named therein and Goldman Sachs & Co. LLC., as representative of the several initial purchasers named therein
99.1	Press Release, dated August 17, 2021, of MultiPlan Corporation
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    August 18, 2021

                                MultiPlan Corporation

                                By:     /s/ David L. Redmond
                                Name:    David L. Redmond
                                Title:    Executive Vice President and Chief Financial
Officer